

July 29, 2013

Via E-mail
Robert D. Shallish, Jr.
Executive Vice President-Finance and Chief Financial Officer
CONMED Corporation
525 French Road
Utica, NY 13502

> **Re: CONMED Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 000-16093**

Dear Mr. Shallish:

We have reviewed your response dated July 22, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Note 1 – Operations and Significant Accounting Polices, page, 57

Revenue Recognition, page 60

1.   We note your response to prior comment 2. Please quantify for us the amount of gross and net revenue recognized as service fees under the JDDA agreement for the year ended December 31, 2012 and the three and six months ended June 30, 2013. In this regard, please also revise future filings, when applicable, to separately present revenue from services separately if it exceeds ten percent of total revenue. Refer to Rule 5-03(b)(1) of Regulation S-X. Please also tell us how these service revenues are presented in the Sales Summary on pages 11 and 12 of Exhibit 99.1 in your July 24, 2013 Form 8-K.

2.   We also note your proposed revised revenue recognition policy disclosure provided in response to prior comment 2. Please also revise your policy to describe that MTF records revenue when tissue is shipped to its customers and to describe your timing of revenue recognition under the JDDA similar to the last sentence of the penultimate paragraph on page 4 of your response. Please provide us with a copy of your proposed revised disclosure.

Note 4. Goodwill and Other Intangible Assets, page 63

3.   Further to your response to prior comment 3 regarding the classification of the promotional, marketing and distribution rights, as it appears that the rights meet the definition of an Intangible Asset as defined in the FASB Master Glossary, please tell us how the exclusion of the amortization of the agreement from the table of five year estimated aggregate amortization expense complies with FASB ASC 350-30-50-2(a)(3).

4.   In this regard, in consideration of FASB ASC 350-30-45-1 and Rule 5-02(15) of Regulation S-X, please revise the balance sheet caption for the agreement to properly describe it as an intangible asset, net and not just as an *other asset*. Please confirm for us what label you intend to use for the agreement in your response.

        You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

                                Sincerely,

                                /s/ Kate Tillan for

                                Martin James
                                Senior Assistant Chief Accountant